October 28, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Attention:	Cindy Rose

Re:	Highland Funds I (the “Trust”)
Annual Report on Form N-CSR
File No. 811-21866
Dear Ms. Rose:
On behalf of the Trust, please find below the Trust’s response to oral comments provided by you on September 30, 2010 to Alexandra Oprescu of Ropes & Gray LLP relating to the Trust’s Annual Report filed Form N-CSR with the Securities and Exchange Commission (the “Commission”) on September 9, 2010 (File Nos. 811-21866) (the “Annual Report”).
1.	Comment: The expense examples on pg. 48 of the Annual Report for Highland Long/Short Equity Fund and Highland Long/Short Healthcare Fund do not appear to reflect dividend expenses for short positions. Please review the expense examples and advise the staff how the Trust intends to correct this.

Response: The Trust has determined that the expense examples for Highland Long/Short Equity Fund and Highland Long/Short Healthcare Fund did not in fact reflect dividend expenses for short positions. The Trust has determined to file a supplement to its Form N-CSR reflecting the revised examples, which is being filed concurrently with this response letter.

2.	Comment: Include a Tandy representation in your response letter

Response: The requested language is set forth below.
The Trust has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the staff’s view that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions about this letter or require any further information, please call me at 415-315-2334. Thank you for your assistance.
Very truly yours,
/s/ Alexandra Oprescu

Alexandra Oprescu

cc:	Michael G. Doherty, Esq.
Brian Mitts